

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2024

Kenneth D. DeGiorgio
Chief Executive Officer
First American Financial Corporation
1 First American Way
Santa Ana, CA
92707-5913

> **Re: First American Financial Corporation**
> **Form 8-K/A**
> **Filed January 12, 2024**
> **File No. 001-34580**

Dear Kenneth D. DeGiorgio:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance